Marcelo A. Mottesi Partner 55 Hudson Yards | New York, NY 10001-2163 T: 212.530.5602 MMOTTESI@milbank.com

November 6, 2020

Compañía de Minas Buenaventura S.A.A.

Form 20-F for the Fiscal Year ended December 31, 2019, filed April 10, 2020

File No. 001-14370

Ms. Lily Dang

Mr. Ken Schuler

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Ms. Dang, Mr. Schuler:

We note the receipt by Compañía de Minas Buenaventura S.A.A. (the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated October 23, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s response to the Staff’s comment letter dated August 21, 2020 and the above-referenced Form 20-F (the “Form 20-F”). For your convenience, we have reproduced the Staff’s comment in italics and have provided responses immediately below.

SEC Comment No. 1.

Property, Plants and Equipment

Reserves, page 53

We note that you have provided various details pertaining to estimates of proven and probable reserves, and have agreed to provide incremental disclosures and revisions regarding such details, in response to prior comments one through four. Please clarify the extent to which the content of your prior responses to each of these comments represents the specific revisions that you propose to include in future filings, and submit any further content that would together constitute all of the incremental disclosures and revisions that you believe would address our concerns.

Please also submit the revisions that you propose to address the following additional points regarding your prior responses.

• We note that you indicate in response to prior comment one that you would include a reconciliation for the consolidated reserve information referenced in the fourth and fifth paragraphs on page 53, although this was not submitted with your reply. Please submit for our review the tabulation that you would provide to indicate the composition of the 6.00 million ounces of gold, 241.67 million ounces of silver, 4.8 million metric tons of copper and 0.6 million metric tons of molybdenum, including separate lines for the attributable amounts that correspond to the separate property tabulations that will also be provided in the filing.

• We note that you indicate in response to prior comment three, that you would revise the tabulation on page 56 to correct an error and to include the attributable gold reserves associated with the Yanacocha property, although you have not addressed the disclosures in the first paragraph on that page, referencing attributable production and reserves of gold, and attributable reserves of copper, which do not appear to correlate with your interests. Please submit the revisions that you propose to correct the various attributable amounts in this disclosure.

Response to SEC Comment No. 1.

In response to the Staff’s request, the Company confirms that the additional details pertaining to the aggregate estimates of proven and probable reserves and the breakdown of reserves attributable to the Company based on equity participation set forth in the Company’s responses to prior comments one through four represent the specific revisions that the Company proposes to include in future filings.

November 6, 2020 Page 2

Additionally, while reviewing the information necessary to provide the tabulations set forth below, the Company noticed that due to an involuntary error, the figure corresponding to molybdenum reserves included in the Company’s response to the Staff’s comment letter dated August 21, 2020 should have read 0.06 million metric tons of molybdenum (as opposed to 0.6 million metric tons).

As required, please find below the tabulations that indicate the composition of the 6.00 million ounces of gold, 241.67 million ounces of silver, 4.84 million metric tons of copper and 0.06 million metric tons of molybdenum, including separate lines for the attributable amounts that correspond to the separate property tabulations that will also be provided in future filings:

Gold Reserves:

	Company’s Equity (in %)	Total Ounces (in thousands)	Total ounces attributable to the Company based on equity participation (in thousands)
Orcopampa	100.00	201	201
Julcani	100.00	1	1
Tambomayo	100.00	295	295
La Zanja	53.06	7	4
La Zanja (Pad inventories)	53.06	5	2
Tantahuatay (Oxides)	40.10	737	296
Tantahuatay (Pad inventories)	40.10	5	2
El Brocal Marcapunta Norte	61.43	805	495
Yanacocha	43.65	6,938	3,028
San Gabriel	100.00	1,675	1,675
Total Gold Reserves		10,670	5,999

Silver Reserves:

	Company’s Equity (in %)	Total Ounces (in thousands)	Total ounces attributable to the Company based on equity participation (in thousands)
Uchucchacua	100.00	98,598	98,598
Julcani	100.00	5,361	5,361
Orcopampa	100.00	305	305
Tambomayo	100.00	10,898	10,898
La Zanja	53.06	152	80
La Zanja (Pad inventories)	53.06	109	58
Tantahuatay Oxides	40.10	17,145	6,874
Tantahuatay (Pad inventories)	40.10	314	126
El Brocal (Tajo Norte - Smelter)	61.43	45,581	28,000
El Brocal Marcapunta Norte	61.43	39,799	24,448
Yanacocha	43.65	102,473	44,729
Cerro Verde	19.58	113,314	22,187
Total Silver Reserves		434,048	241,665

November 6, 2020 Page 3

Copper Reserves:

	Company’s Equity (in %)	Total Metric Tons (in thousands)	Metric Tons attributable to the Company based on equity participation (in thousands)
Julcani	100.00	1	1
El Brocal Marcapunta Norte	61.43	450	277
El Brocal (Tajo Norte - Smelter)	61.43	470	289
Trapiche	100.00	1,444	1,444
Yanacocha	43.65	660	288
Cerro Verde (Millable)	19.58	12,792	2,505
Cerro Verde (Leachable)	19.58	210	41
Total Copper Reserves		16,028	4,844

Molybdenum Reserves:

	Company’s Equity (in %)	Total Metric Tons (in thousands)	Metric Tons attributable to the Company based on equity participation (in thousands)
Cerro Verde	19.58	317	62
Total Molybdenum Reserves		317	62

Finally, in response to the Staff’s observation in the Comment Letter regarding the Company’s response to prior comment three, the Company would like to note that it has confirmed that the disclosures in the first paragraph on page 56 of the Form 20-F included an involuntary error in the amounts relating to the production and reserves of gold, and reserves of copper attributable to the Company, which has been corrected below, and which shall be corrected in future filings.

The revised paragraph with the corrected various attributable amounts in this disclosure should read:

“Yanacocha's gross property, plant and mine development as of December 31, 2019 was $4,567 million. During the year ended December 31, 2019, Yanacocha produced 527 thousand ounces of gold (230 thousand attributable ounces of gold) in 2019 and reported 3.0 million attributable ounces of gold reserves and 288 thousand attributable metric tons of copper reserves at December 31, 2019.”

November 6, 2020 Page 4

SEC Comment No. 2.

Note 2.4 - Summary of Significant Accounting Policies

Note 2.4(q) - Revenue Recognition, page F-37

We note that you have agreed to provide incremental disclosures in response to prior comment seven regarding your commercial deductions and provisional price adjustments.

Please submit for our review the specific language that you propose to include in future filings and which you believe will adequately clarify your accounting and presentation with regard to these matters.

Response to SEC Comment No. 2.

We acknowledge the Staff's comment and respectfully submit below the language that we believe adequately clarifies our accounting and presentation with regard to these matters, and which we propose to include in future filings as part of note 2(q) Revenue Recognition.

“(q)	Revenue recognition -

Revenue from contracts with customers is recognized when control of goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods and services.

The Group has concluded that it is the principal in its revenue contracts because it typically controls the goods before transferring them to the customer.

The disclosures of significant accounting judgments, estimates and assumptions relating to revenue from contracts with customers are provided in Note 3.

Sales of goods (concentrates and metals) -

The Group recognizes revenue from sale of concentrates and metals at the point in time when control of the asset is transferred to the customer. Transfer of control is determined in accordance with the terms of each of the contracts entered into with the Group’s customers; however, under such contracts, transfer of control generally occurs upon shipment or delivery of the goods, including transportation. The recognized revenue corresponds to an amount that reflects the consideration the Group expects to receive in exchange for those products.

Revenue from sale of concentrates and metals is recorded net of “Commercial deductions”. Commercial deductions correspond to adjustments in price for treatment and refining charges and can include certain penalties that, in accordance with the applicable contract, are deducted from the international fine metal spot price, and that are incurred after the time of sale of the applicable concentrate. The Group deems these deductions to be part of the transaction price. The normal credit term is 30 to 90 days of delivery.

The Group considers whether there are other promises in the contract that are separate performance obligations, to which a portion of the transaction price needs to be allocated. The Group considers that the only performance obligation is the delivery of the goods. In determining the transaction price for the sale of concentrates and metals, the Group considers the effect of variable consideration and the existence of significant financing components.

November 6, 2020 Page 5

Variable consideration -

If the consideration in the contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal for revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The Group´s sales of concentrates and metals allow for price adjustments based on the market price at the end of the relevant quotation period (QP) stipulated in the contract. These are referred as to provisional pricing arrangements and are such that the selling price for metal in concentrate is based on prevailing spot prices on a specified future date after shipment to the customer. Adjustments to the sales price occur based on movements in quoted market prices up to the end of the QP. The period between provisional invoicing and the end of the QP can generally range between one and four months.

In addition, the Group’s sales of concentrates and metals are also subject to slight variations in yield that can occur while such goods are in transit to their destination due to variations in humidity, weight and ore grades. Such variations are recognized directly as part of “Sales of goods” once the Group reaches an agreement with the applicable customer in respect of final amounts sold.

Sales of concentrates and metals at provisional prices include a gain (loss) to be received at the end of QP; this is considered a variable consideration. Changes in the price during the quotation period are recognized in the “Sales of goods” caption as “fair value of accounts receivables”. See note 20(b).

For provisional pricing arrangements, any future change that occurs over the QP are embedded within the provisional price trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. Given the exposure to the commodity price, these provisionally priced trade receivables will fail the cashflow characteristics test within IFRS 9 and will be required to be measured at fair value through profit or loss from initial recognition and until the date of settlement. The subsequent changes in fair value are recognized in the consolidated statements of profit or loss for each period and presented separately from revenue from contracts with customer as part of “fair value of trade receivables”. See note 20(b). Changes in fair value over, and until the end of, the QP, are estimated by reference to updated forward market prices for gold and copper as well as taking into account relevant other fair value considerations set out in IFRS 13, including interest rate and credit risk adjustments.

Revenue is recognized at the amount the Group expects to be entitled. The estimate of the price expected to be received at the end of the QP is generally the month of, the month before, or the month following the scheduled month of shipment or delivery according to the terms of the contracts, using the most recently determined estimate of metal in concentrate (based on initial assay results) and the estimated forward price. The requirements in IFRS 15 on constraint estimates of variable consideration are also applied to determine the amount of variable consideration that can be included in the transaction price.”

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

November 6, 2020 Page 6

If you have any questions, or require additional information please feel free to contact me at mmottesi@milbank.com or at (212) 530-5602.

Sincerely,

/s/ Marcelo Mottesi

Marcelo Mottesi

cc:	Securities and Exchange Commission:

Ken Schuler
Karl Hiller

Compañía de Minas Buenaventura S.A.A.:

Leandro García
Gulnara LaRosa

Rodrigo Echecopar